SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

April 19, 2011

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention: Mr. Joseph McCann

Re:	Thermon Group Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-172007)
Filed on April 13, 2011

Ladies and Gentlemen:

On behalf of Thermon Group Holdings, Inc. (“Thermon”), we transmit herewith Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement on Form S-1 (as amended, the Registration Statement”), as amended by Amendment No. 1 on March 14, 2011, Amendment No. 2 on April 1, 2011 and Amendment No. 3 on April 13, 2011 (“Amendment No. 3”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”).  In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated April 18, 2011 (the “Letter”).  For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.  We also are forwarding a copy of this letter via overnight courier, together with five (5) courtesy copies of Amendment No. 4, marked to show the revisions made in response to the Staff’s comments.

The responses below follow the sequentially numbered comments from the Letter.  All page references in the responses set forth below refer to page numbers in Amendment No. 4.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4.

2011 Summary Compensation Table, page 113

1.                                      Given the definition of EBITDA added in response to prior comment 6 and the estimates added in response to prior comment 1, please tell us, with a view toward clarified disclosure, by how much you expect 2011 Adjusted EBITDA to exceed the target amount.

Thermon notes the Staff’s comment.  As stated in the Registration Statement, Thermon does expect that 2011 Adjusted EBITDA will exceed the target amount.  However,

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Thermon has not finalized its results of operations for full fiscal year 2011 and has not yet determined the amount of its 2011 Adjusted EBITDA.  Accordingly, Thermon is not required to disclose an estimate of Adjusted EBITDA.  Thermon respectfully submits that it is not required, nor is it appropriate, to provide an estimate of Adjusted EBITDA as it relates to its compensation disclosures, notwithstanding the fact that it has estimated certain other items of its results of operations elsewhere in the Registration Statement, as certain components of Adjusted EBITDA cannot be determined at this time.  For example, depreciation expense for the fourth quarter of fiscal 2011 and full fiscal year 2011 remain subject to an ongoing review by Thermon management of the estimated useful lives of tangible assets acquired in the Acquisition and therefore cannot be determined with any certainty at this time. Instead, in accordance with Instruction 1 to Item 402(c)(2)(iii) of Regulation S-K and Question 217.11 of the Regulation S-K Compliance and Disclosure Interpretations, Thermon has disclosed in footnote 1 to the 2011 Summary Compensation Table and under the heading “Compensation Discussion and Analysis—Elements of our Compensation Program—Annual Bonuses” that the total fiscal 2011 bonus pool and allocations have not yet been determined and that Thermon expects to determine and pay bonuses to all employees, including the named executive officers, in the first quarter of fiscal 2012.  In addition, in response to prior comment 6 in the Staff’s letter dated April 8, 2011, Thermon acknowledged the requirement to report the amounts of the fiscal 2011 annual bonuses to be paid to each of the named executive officers, when determined, under Item 5.02(f) of Form 8-K.

2.                                      We note your response to prior comment 9.  Given the disclosure on pages 98 and 99 of the amended Form S-4 filed by your subsidiary on December 13, 2010 that the P units had no value unless and until a change of control occurred, it continues to appear that the P unit program was intend to provide compensation to your named executive officers upon such an event, including in connection with the “Acquisition.”  Please expand your response to provide us your analysis as to whether the accelerated vesting of such units in connection with the Acquisition is required to be reported pursuant to Item 402(a)(2) of Regulation S-K.

Thermon has revised its disclosure in response to the Staff’s comment and included the value of the accelerated vesting of the P Unit awards received by each of Thermon’s named executive officers as “All Other Compensation” in the 2011 Summary Compensation Table.  Please see pages 113 and 114 of Amendment No. 4.

Exhibit 5.1

3.                                      Please ask your counsel to confirm to us in writing that it concurs with our understanding that the reference and limitation to the “General Corporation Law of the State of Delaware” includes all statutory provisions of Delaware corporate law and also all reported judicial decisions interpreting these laws.  Please ask your counsel to provide this written confirmation as correspondence on the EDGAR system.

Thermon has re-filed an updated Exhibit 5.1 legality opinion with this Amendment No. 4, which includes a parenthetical on page 2 thereof that clarifies that the reference to “General Corporation Law of the State of Delaware” includes all statutory provisions of Delaware corporate law, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing.

4.                                      Given that the opinion is limited only to amendment number 3, please file an updated opinion with each subsequent amendment.

Thermon has re-filed an updated Exhibit 5.1 legality opinion with this Amendment No. 4 in response to the Staff’s comment.

5.                                      Please refer to the fourth paragraph.  It is inappropriate for counsel to include assumptions that are too broad or that assume any material facts underlying its opinion.  Please file revised opinions or advise, as appropriate.

Thermon has re-filed an updated Exhibit 5.1 legality opinion with this Amendment No. 4 in response to the Staff’s comment.

6.                                      Please refer to clauses (i), (ii) and (iii) of the paragraph numbered 2. If those clauses are intended to mean that the “Primary Shares” will be validly issued, fully paid and non-assessable after they are offered and sold in the manner described in the “Registration Statement,” please ask counsel to revise its opinion for clarity.

Thermon has re-filed an updated Exhibit 5.1 legality opinion with this Amendment No. 4 in response to the Staff’s comment.

If you have any questions regarding the foregoing or Amendment No. 4, please contact the undersigned at (312) 853-4348.

Very truly yours,

/s/ Robert L. Verigan

Robert L. Verigan

cc:	Rodney Bingham, Thermon Group Holdings, Inc.